SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

enGene Holdings Inc.
(Name of Issuer)

Class A Common Shares, no par value per share
(Title of Class of Securities)

29286M105
(CUSIP Number)

Vasco Larcina
c/o Lumira Capital Investment Management
141 Adelaide Street West, Suite 770
Toronto, Ontario, M5H 3L5, Canada
(416) 213-4251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286M105	Page 2 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,456,735 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,456,735 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,735 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,341,790 Common Shares (as defined herein) and (b) 114,945 Warrants (as defined herein), with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons (as defined herein) in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 114,945 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 3 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures III (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
48,472 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
48,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,472 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 44,647 Common Shares and (b) 3,825 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 3,825 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 4 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
386,987 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
386,987 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
386,987 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 348,686 Common Shares and (b) 38,301 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 38,301 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 5 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures IV (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
93,023 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
93,023 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,023 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 83,816 Common Shares and (b) 9,207 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 9,207 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 6 of 30 Pages
1	NAMES OF REPORTING PERSONS
Merck Lumira Biosciences Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,222,989 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,222,989 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,222,989 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,077,386 Common Shares and (b) 145,603 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 145,603 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 7 of 30 Pages
1	NAMES OF REPORTING PERSONS
Merck Lumira Biosciences Fund (Québec), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
173,647 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
173,647 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,647 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 152,974 Common Shares and (b) 20,673 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 20,673 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 8 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,505,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,505,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,207 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,386,437 Common Shares and (b) 118,770 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 118,770 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 9 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira III GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,505,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,505,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,207 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,386,437 Common Shares and (b) 118,770 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 118,770 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 10 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira III GP Holdings Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,505,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,505,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,207 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,386,437 Common Shares and (b) 118,770 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 118,770 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 11 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira IV GP 2020 Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
480,010 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
480,010 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
480,010 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 432,502 Common Shares and (b) 47,508 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 47,508 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 12 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Capital GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,396,636 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,396,636 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,396,636 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,230,360 Common Shares and (b) 166,276 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 166,276 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 13 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,396,636 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,396,636 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,396,636 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,230,360 Common Shares and (b) 166,276 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 166,276 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 14 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira GP Holdings Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,396,636 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,396,636 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,396,636 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,230,360 Common Shares and (b) 166,276 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 166,276 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 15 of 30 Pages
1	NAMES OF REPORTING PERSONS
Lumira Capital Investment Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 16 of 30 Pages
1	NAMES OF REPORTING PERSONS
Peter van der Velden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 17 of 30 Pages
1	NAMES OF REPORTING PERSONS
Benjamin Rovinski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 18 of 30 Pages
1	NAMES OF REPORTING PERSONS
Daniel Hetu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 19 of 30 Pages
1	NAMES OF REPORTING PERSONS
Gerald Brunk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 20 of 30 Pages
1	NAMES OF REPORTING PERSONS
Vasco Larcina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 21 of 30 Pages
1	NAMES OF REPORTING PERSONS
Jacki Jenuth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,381,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,381,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,381,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,049,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Persons in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, plus (ii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(3) The number of Warrants beneficially owned by the Reporting Persons are treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 22 of 30 Pages
Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A common shares, no par value per share (the “Common Shares”), of enGene Holdings Inc., a corporation incorporated under the laws of Canada (the “Issuer”), which has its principal executive offices at 7171 Rue Frederick Banting, Saint-Laurent, QC, Canada H4S 1Z9.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed jointly by the following persons (collectively, the “Reporting Persons):

(a)	Lumira Ventures III, L.P., formed in Canada (“Lumira III”);
(b)	Lumira Ventures III (International), L.P., formed in Canada (“Lumira III Int’l”);
(c)	Lumira Ventures IV, L.P., formed in Canada (“Lumira IV”);
(d)	Lumira Ventures IV (International), L.P., formed in Canada (“Lumira IV Int’l”);
(e)	Merck Lumira Biosciences Fund, L.P., formed in Canada (“Merck-Lumira”);
(f)	Merck Lumira Biosciences Fund (Québec), L.P., formed in Canada (“Merck-Lumira B” and, together with Lumira III, Lumira III Int’l, Lumira IV, Lumira IV Int’l, and Merck-Lumira, the “Lumira Entities”);
(g)	Lumira Ventures III GP, L.P., formed in Canada;
(h)	Lumira III GP Inc., formed in Canada;
(i)	Lumira III GP Holdings Co., formed in Canada;
(j)	Lumira IV GP 2020 Inc., formed in Canada;
(k)	Lumira Capital GP, L.P., formed in Canada;
(l)	Lumira GP Inc., formed in Canada;
(m)	Lumira GP Holdings Co., formed in Canada;
(n)	Lumira Capital Investment Management Inc., formed in Canada (“Lumira Mgmt”);
(o)	Peter van der Velden, an individual and a Canadian citizen;
(p)	Benjamin Rovinski, an individual and a Canadian citizen;
(q)	Daniel Hetu, an individual and a Canadian citizen;
(r)	Gerald Brunk, an individual and a United States citizen;
(s)	Vasco Larcina, an individual and a Canadian citizen; and
(t)	Jacki Jenuth, an individual and a Canadian citizen.

Lumira III and Lumira III Int’l are controlled by their general partner, Lumira Ventures III GP, L.P., and managed by Lumira Mgmt. Lumira Ventures III GP, L.P. is controlled by its general partners, Lumira III GP Inc. and Lumira III GP Holdings Co. Lumira IV and Lumira IV Int’l are controlled by their general partner, Lumira IV GP 2020 Inc., and managed by Lumira Mgmt. Merck-Lumira and Merck-Lumira B are controlled by their general partner, Lumira Capital GP, L.P., and managed by Lumira Mgmt. Lumira Capital GP, L.P. is controlled by its general partners, Lumira GP Inc. and Lumira GP Holdings Co.

Each of Mr. van der Velden, Mr. Rovinski, Mr. Hetu, Mr. Brunk, Mr. Larcina and Ms. Jenuth are executive officers of Lumira Mgmt, and Mr. van der Velden, Mr. Rovinski, Mr. Hetu and Mr. Brunk are each directors of Lumira Mgmt. The foregoing individuals collectively make investment decisions with respect to the securities held by each of the Lumira Entities. The principal address of each of the Reporting Persons except Mr. Brunk is 141 Adelaide Street West, Suite 770, Toronto, Canada M5H 3L5.  The principal address of Mr. Brunk is 303 Wyman Street, Suite 300, Waltham, MA 02451.

The Reporting Persons are venture capital investors that provide capital to early, clinical and revenue stage companies that are both privately held and publicly traded in the biotechnology, medical technologies, digital health and consumer healthcare sectors. Mr. Brunk also serves on the Issuer’s board of directors.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 31, 2023 (the “Closing Date”), the parties to the Business Combination Agreement, dated as of May 16, 2023 (as amended, the “Business Combination Agreement”), by and among Forbion European Acquisition Corp., a Cayman Islands exempted company and a special purpose acquisition corporation (“FEAC”), enGene Inc., a corporation incorporated under the laws of Canada (“enGene”), and the Issuer, completed the transactions contemplated thereby, pursuant to which: (i) each share of FEAC was exchanged on a one for one basis for a Common Share; (ii) each share of enGene was exchanged for 0.1804799669 Common Shares; (iii) each enGene warrant was exchanged for 0.1804799669 warrants, with each warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment (each, a “Warrant”); and (iv) each of FEAC and enGene became wholly-owned subsidiaries of the Issuer. The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination.”

CUSIP No. 29286M105	Page 23 of 30 Pages
Pursuant to the Business Combination, in exchange for all of their securities of enGene, the Lumira Entities acquired an aggregate 3,049,299 Common Shares and 332,554 Warrants, consisting of

(a)	1,341,790 Common Shares and 114,945 Warrants held by Lumira III,
(b)	44,647 Common Shares and 3,825 Warrants held by Lumira III Int’l,
(c)	348,686 Common Shares and 38,301 Warrants held by Lumira IV,
(d)	83,816 Common Shares and 9,207 Warrants held by Lumira IV Int’l,
(e)	1,077,386 Common Shares and 145,603 Warrants held by Merck-Lumira, and
(f)	152,974 Common Shares and 20,673 Warrants held by Merck-Lumira B.

The Warrants will expire five years following the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The Warrants will become exercisable on November 30, 2023, provided however, that the Issuer will not be obligated to deliver any Common Shares pursuant to the exercise of a Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Common Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Issuer satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable and the Issuer will not be obligated to issue a Common Share upon exercise of a Warrant unless the Common Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the jurisdiction of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Issuer be required to net cash settle any Warrant. The Issuer has agreed that as soon as practicable, but in no event later than 15 business days after the Closing Date, it will use its commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a registration statement for the registration, under the Securities Act, of the Common Shares issuable upon exercise of the Warrants, and the Issuer will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing Date.

Item 4.	Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares, Warrants or other securities of the Issuer; selling Common Shares, Warrants or other securities of the Issuer; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Also, consistent with their investment intent and in connection with Mr. Brunk’s service on the Issuer’s board of directors, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, officers of the Issuer, other members of the board of directors of the Issuer, advisors, and/or other persons regarding the Issuer, including but not limited to its operations, governance and control.  The Reporting Persons have no right to nominate or otherwise maintain a director on the Issuer’s board of directors.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 29286M105	Page 24 of 30 Pages
Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:
Lumira III	1,456,735 Common Shares
Lumira III Int’l	48,472 Common Shares
Lumira IV	386,987 Common Shares
Lumira IV Int’l	93,023 Common Shares
Merck-Lumira	1,222,989 Common Shares
Merck-Lumira B	173,647 Common Shares
Lumira Ventures III GP, L.P.	1,505,207 Common Shares
Lumira III GP Inc.	1,505,207 Common Shares
Lumira III GP Holdings Co.	1,505,207 Common Shares
Lumira IV GP 2020 Inc.	480,010 Common Shares
Lumira Capital GP, L.P.	1,396,636 Common Shares
Lumira GP Inc.	1,396,636 Common Shares
Lumira GP Holdings Co.	1,396,636 Common Shares
Lumira Mgmt	3,381,853 Common Shares
Peter van der Velden	3,381,853 Common Shares
Benjamin Rovinski	3,381,853 Common Shares
Daniel Hetu	3,381,853 Common Shares
Gerald Brunk	3,381,853 Common Shares
Vasco Larcina	3,381,853 Common Shares
Jacki Jenuth	3,381,853 Common Shares

Percent of class:
Lumira III	6.2%
Lumira III Int’l	0.2%
Lumira IV	1.7%
Lumira IV Int’l	0.4%
Merck-Lumira	5.2%
Merck-Lumira B	0.7%
Lumira Ventures III GP, L.P.	6.5%
Lumira III GP Inc.	6.5%
Lumira III GP Holdings Co.	6.5%
Lumira IV GP 2020 Inc.	2.1%
Lumira Capital GP, L.P.	6.0%
Lumira GP Inc.	6.0%
Lumira GP Holdings Co.	6.0%
Lumira Mgmt	14.4%
Peter van der Velden	14.4%
Benjamin Rovinski	14.4%
Daniel Hetu	14.4%
Gerald Brunk	14.4%
Vasco Larcina	14.4%
Jacki Jenuth	14.4%

The percentage ownership was calculated based on a total of (i) 23,197,976 Common Shares outstanding as of October 31, 2023, as provided by the Issuer, and (ii) the number of Common Shares issuable upon the exercise of the Warrants held by the Reporting Person (as disclosed in footnote 2 of each Reporting Person’s cover page).

Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote:
Lumira III	0 Common Shares
Lumira III Int’l	0 Common Shares
Lumira IV	0 Common Shares
Lumira IV Int’l	0 Common Shares
Merck-Lumira	0 Common Shares
Merck-Lumira B	0 Common Shares
Lumira Ventures III GP, L.P.	0 Common Shares
Lumira III GP Inc.	0 Common Shares
Lumira III GP Holdings Co.	0 Common Shares
Lumira IV GP 2020 Inc.	0 Common Shares
Lumira Capital GP, L.P.	0 Common Shares
Lumira GP Inc.	0 Common Shares
Lumira GP Holdings Co.	0 Common Shares
Lumira Mgmt	0 Common Shares
Peter van der Velden	0 Common Shares
Benjamin Rovinski	0 Common Shares
Daniel Hetu	0 Common Shares
Gerald Brunk	0 Common Shares
Vasco Larcina	0 Common Shares
Jacki Jenuth	0 Common Shares

CUSIP No. 29286M105	Page 25 of 30 Pages
(ii)          Shared power to vote or to direct the vote:
Lumira III	1,456,735 Common Shares
Lumira III Int’l	48,472 Common Shares
Lumira IV	386,987 Common Shares
Lumira IV Int’l	93,023 Common Shares
Merck-Lumira	1,222,989 Common Shares
Merck-Lumira B	173,647 Common Shares
Lumira Ventures III GP, L.P.	1,505,207 Common Shares
Lumira III GP Inc.	1,505,207 Common Shares
Lumira III GP Holdings Co.	1,505,207 Common Shares
Lumira IV GP 2020 Inc.	480,010 Common Shares
Lumira Capital GP, L.P.	1,396,636 Common Shares
Lumira GP Inc.	1,396,636 Common Shares
Lumira GP Holdings Co.	1,396,636 Common Shares
Lumira Mgmt	3,381,853 Common Shares
Peter van der Velden	3,381,853 Common Shares
Benjamin Rovinski	3,381,853 Common Shares
Daniel Hetu	3,381,853 Common Shares
Gerald Brunk	3,381,853 Common Shares
Vasco Larcina	3,381,853 Common Shares
Jacki Jenuth	3,381,853 Common Shares

(iii)          Sole power to dispose or to direct the disposition of:
Lumira III	0 Common Shares
Lumira III Int’l	0 Common Shares
Lumira IV	0 Common Shares
Lumira IV Int’l	0 Common Shares
Merck-Lumira	0 Common Shares
Merck-Lumira B	0 Common Shares
Lumira Ventures III GP, L.P.	0 Common Shares
Lumira III GP Inc.	0 Common Shares
Lumira III GP Holdings Co.	0 Common Shares
Lumira IV GP 2020 Inc.	0 Common Shares
Lumira Capital GP, L.P.	0 Common Shares
Lumira GP Inc.	0 Common Shares
Lumira GP Holdings Co.	0 Common Shares
Lumira Mgmt	0 Common Shares
Peter van der Velden	0 Common Shares
Benjamin Rovinski	0 Common Shares
Daniel Hetu	0 Common Shares
Gerald Brunk	0 Common Shares
Vasco Larcina	0 Common Shares
Jacki Jenuth	0 Common Shares

(iv)          Shared power to dispose or to direct the disposition of:
Lumira III	1,456,735 Common Shares
Lumira III Int’l	48,472 Common Shares
Lumira IV	386,987 Common Shares
Lumira IV Int’l	93,023 Common Shares
Merck-Lumira	1,222,989 Common Shares
Merck-Lumira B	173,647 Common Shares
Lumira Ventures III GP, L.P.	1,505,207 Common Shares
Lumira III GP Inc.	1,505,207 Common Shares
Lumira III GP Holdings Co.	1,505,207 Common Shares
Lumira IV GP 2020 Inc.	480,010 Common Shares
Lumira Capital GP, L.P.	1,396,636 Common Shares
Lumira GP Inc.	1,396,636 Common Shares
Lumira GP Holdings Co.	1,396,636 Common Shares
Lumira Mgmt	3,381,853 Common Shares
Peter van der Velden	3,381,853 Common Shares
Benjamin Rovinski	3,381,853 Common Shares
Daniel Hetu	3,381,853 Common Shares
Gerald Brunk	3,381,853 Common Shares
Vasco Larcina	3,381,853 Common Shares
Jacki Jenuth	3,381,853 Common Shares

CUSIP No. 29286M105	Page 26 of 30 Pages
 (c) The response to Item 3 of this Schedule 13D is incorporated by reference herein.  Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On the Closing Date, the Issuer, FEAC, the Sponsor Holders (as defined in the Registration Rights Agreement) and the enGene Holders (as defined in the Registration Rights Agreement, including the Lumira Entities) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Issuer granted the Sponsor Holders and the enGene Holders certain customary registration rights with respect to their respective Registrable Securities (as defined in the Registration Rights Agreement, which includes all the Common Shares and Warrants reported herein that the Reporting Persons beneficially own) of the Issuer, in each case, on the terms and subject to the conditions described therein.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Lock-Up Agreement

On May 16, 2023, the Issuer, enGene, FEAC and the enGene Equity Holders (as defined in the Lock-Up Agreement, including the Lumira Entities and Mr. Brunk) entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which the enGene Equity Holders agreed, among other things and subject to certain limited exceptions, not to transfer any Restricted Securities (as defined in the Lock-up Agreements, which includes 2,257,482 Common Shares reported herein that the Reporting Persons beneficially own, and excludes 791,817 Common Shares and 332,554 Warrants reported herein that the Reporting Persons beneficially own, which the Reporting Persons acquired in respect of their participation in the Convertible Bridge Financing, as defined in the Business Combination Agreement) until the earlier of (a) 12:01 am, U.S. eastern time, on the six-month anniversary of the date of the Closing Date and (b) the date (after the date of the Closing Date) on which the Issuer completes a liquidation, merger, amalgamation, arrangement, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Common Shares for cash, securities or other property.

The foregoing description of the Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the Lock-Up Agreements, a form of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated as of November 7, 2023, by and among the Reporting Persons.

2
Registration Rights Agreement, dated as of October 31, 2023, by and among enGene Holdings Inc., Forbion European Acquisition Corp. and each of the Holders identified therein (incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 31, 2023).

3
Form of enGene Lock-Up Agreement (included in Annex A to the proxy statement/prospectus) (incorporated by reference to Exhibit 10.4 to the Issuer’s Registration Statement on Form S-4 filed with the SEC on August 9, 2023).

CUSIP No. 29286M105	Page 27 of 30 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2023
LUMIRA VENTURES III, L.P.
By: Lumira Ventures III GP, L.P.
Its General Partner
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES III (INTERNATIONAL), L.P.
By: Lumira Ventures III GP, L.P.
Its General Partner
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES IV, L.P.
By: Lumira IV GP 2020 Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES IV (INTERNATIONAL), L.P.
By: Lumira IV GP 2020 Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

MERCK LUMIRA BIOSCIENCES FUND, L.P.
By: Lumira Capital GP, L.P.
Its General Partner
By: Lumira GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

MERCK LUMIRA BIOSCIENCES FUND (QUÉBEC), L.P.
By: Lumira Capital GP, L.P.
Its General Partner
By: Lumira GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES III GP, L.P.
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

CUSIP No. 29286M105	Page 28 of 30 Pages
LUMIRA III GP INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA III GP HOLDINGS CO.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA IV GP 2020 INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA CAPITAL GP, L.P.
By: Lumira GP Inc.
Its General Partner

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA GP INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA GP HOLDINGS CO.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

/s/ Peter van der Velden
Name:	Peter van der Velden

/s/ Benjamin Rovinski
Name:	Benjamin Rovinski

/s/ Daniel Hetu
Name:	Daniel Hetu

/s/ Gerald Brunk
Name:	Gerald Brunk

/s/ Vasco Larcina
Name:	Vasco Larcina

/s/ Jacki Jenuth
Name:	Jacki Jenuth

CUSIP No. 29286M105	Page 29 of 30 Pages
Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: November 7, 2023
LUMIRA VENTURES III, L.P.
By: Lumira Ventures III GP, L.P.
Its General Partner
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES III (INTERNATIONAL), L.P.
By: Lumira Ventures III GP, L.P.
Its General Partner
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES IV, L.P.
By: Lumira IV GP 2020 Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES IV (INTERNATIONAL), L.P.
By: Lumira IV GP 2020 Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

MERCK LUMIRA BIOSCIENCES FUND, L.P.
By: Lumira Capital GP, L.P.
Its General Partner
By: Lumira GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

MERCK LUMIRA BIOSCIENCES FUND (QUÉBEC), L.P.
By: Lumira Capital GP, L.P.
Its General Partner
By: Lumira GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

CUSIP No. 29286M105	Page 30 of 30 Pages
LUMIRA VENTURES III GP, L.P.
By: Lumira III GP Inc.
Its General Partner

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA III GP INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA III GP HOLDINGS CO.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA IV GP 2020 INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA CAPITAL GP, L.P.
By: Lumira GP Inc.
Its General Partner

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA GP INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA GP HOLDINGS CO.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

/s/ Peter van der Velden
Name:	Peter van der Velden

/s/ Benjamin Rovinski
Name:	Benjamin Rovinski

/s/ Daniel Hetu
Name:	Daniel Hetu

/s/ Gerald Brunk
Name:	Gerald Brunk

/s/ Vasco Larcina
Name:	Vasco Larcina

/s/ Jacki Jenuth
Name:	Jacki Jenuth